Exhibit 99.17
CERTIFICATE OF QUALIFIED PERSON
I, Andrew S. Tripp, P. Eng., as an author of this report entitled “Goldcorp Inc., Marlin Gold Operation, Department of San Marcos, Guatemala, NI 43-101 Technical Report” dated March 21, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.
I am currently employed as Chief Mine Engineer by Montana Exploradora de Guatemala, S.A., a wholly owned subsidiary of Goldcorp Inc., located at 5 Ave. 5-55 Zona 14, Torre I Nivel 6 Oficina 601, Europlaza World Business Center, Guatemala City, Guatemala.

2.	This certificate applies to the technical report “Goldcorp Inc., Marlin Gold Operation, Department of San Marcos, Guatemala, NI 43-101 Technical Report”, dated March 21, 2011 (the “Technical Report”).

3.
I graduated with a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines in 2003. I am a Registered Professional Engineer in the State of Colorado and a Registered Member of the Society for Mining, Metallurgy, and Exploration. I have worked as a mine engineer in precious metals mining for a total of 8 years.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I have worked full-time at the Marlin Mine since 2005.

6.	I am responsible for all sections of the Technical Report.

7.	I am not an independent qualified person as described in section 1.4 of NI 43-101, as I am an employee of the Issuer.

8.	I have been involved with exploration, resource and reserve estimation, and mine planning and operations both underground and open pit at the Marlin Mine since 2005.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2011

(“Andrew S. Tripp”) Andrew S. Tripp, P. Eng.
Chief Mine Engineer — Montana
Exploradora de Guatamala, S.A.